SIERCHIO GRECO & GRECO, LLP

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720 FIFTH AVENUE

NEW YORK, NEW YORK 10019

TELEPHONE (212) 246-3030

FACSIMILE (212) 246-2225

November 22, 2005

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention: Edward M. Kelly, Senior Counsel

Mail Stop: 6010

Re:

Octillion Corp.: Pre Effective Amendment No. 1 (filed November 22, 2005) to the Registration Statement on Form SB-2 filed on August 30, 2005 (File No. 333-127953)

We have been authorized by the Company to submit the following responses on its behalf to your letter of September 21, 2005 (the “September 21st Letter”).  The numbered responses are keyed sequentially to the numbered paragraphs in the September 21st Letter.  All capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in Pre Effective Amendment No. 1 to the Form SB-2 as filed on November 22, 2005, four copies of which have been delivered to the Staff under separate cover.  Page references are to the hard copy of the prospectus as set forth in Amendment No. 1 as marked, unless otherwise indicated,.

General

1.

Audited financial statements have been provided for the years ended August 31, 2005 and 2004.

2.

A new section entitled “Determination of Offering Price” has been added. Please refer to page(s) 21.  Please note footnote No. 1 to the calculation of Registration Fee table states that $.50 per share, it was in part for filing fee calculation purposes.

3.

The Company does not believe that an escrow arrangement is required under applicable Nevada law. A risk factor related to the lack of an escrow arrangement has been inserted. Please refer to page(s) 20.

Prospectus’ Outside Front Cover Page

4.

References to “all or none” have been deleted and the requested clarification made. Please refer for example to page(s) 1, 4, 21 and 48.

Table of Contents

5.

The referenced language has been relocated to the section titled “Our Business.” Please refer to page(s) 24 and 25.

Risk Factors

6.

The referenced language has been deleted. Please refer to page(s) 6.

7.

The Company has quantified the risks to the extent practical. To the extent it is not now able to do so it has included an explanation for its inability to quantify the referenced risks. Please refer for example to page(s) 6, 7 and 9.

8.

The Company has sought to comply with the Staff’s comments.  Please refer for example to page(s) 7, 8, 9, and 11.

9.

The Company has sought to comply with the Staff’s comments. Please refer for example to page(s) 8, 9, 13, 14, 15 and 19.

10.

The Company has sought to comply with the Staff’s comments. Please refer to page(s) 19.

11.

The requested risk factor has been included in the filing. Please refer to page(s) 20.

Our Business

12 .

The Company has sought to comply with the Staff’s comments by either explaining or deleting abbreviations or acronyms throughout the “Our Business” section and elsewhere in the filing.  Please refer for example to page(s) 28.

Market Overview

13.

The referenced language has been deleted. Please refer to page(s) 28.

Competition

14.

The referenced language has been deleted. Please refer to page(s) 34.

Management

15.

The requested clarifications have been made. Please refer to page(s) 39.

16.

The requested disclosure has been added to the filing. Please refer to page(s) 40.

Certain Relationships and Related Transactions

17.

The note was issued and repaid in the same fiscal period.  A disclosure has been added to the footnotes to the financial statements.  Please refer to note no. 5 to the audited financial statements for the years ended August 31, 2005 and 2004.

Description of Securities

18.

The referenced language has been deleted. Please refer to page(s) 43.

Plan of Distribution

19.

The requested revision has been made. Please refer to page(s) 48.

20.

The requested disclosure had been added. Please refer to page(s) 48.

21.

The Company does not intend to use a broker/dealer to assist in the offering; accordingly, the referenced disclosure has been deleted. Please refer to page(s) 49.

22.

The requested disclosure had been added. Please refer to page(s) 49.

23.

The Company does not intend to advertise the sale of the units.  Please refer to page(s) 48.

24.

The requested disclosure had been added. Please refer to page(s) 49.

25.

The requested disclosure had been added. Please refer to page(s) 48.

26.

The Company does not have any arrangements with any third party to host or access the preliminary prospectus on the Internet.

27.

The requested disclosure had been added. Please refer to page(s) 48.

28.

The requested disclosure had been added. Please refer to page(s) 48, 49.

29.

The requested disclosure had been added. Please refer to page(s) 48.

Addition Information

30.

The requested disclosure had been added. Please refer to page(s) 51.

31.

The requested deletion has been made. Please refer to page(s) 51.

Report of the Independent Registered Accounting Firm

32.

Please refer to the audited financial statements for the period ended August 31, 2005 and 2004, which now include the reports and consents of the prior auditors.

Statement of Stockholders’ Deficiency

33.

There are no interim financials included at this time.  Please refer to the audited financial statements for the period ended August 31, 2005 and 2004.

Notes to Financial Statements

34.

This item is not included in the Notes since it occurred during a period not covered by the financial statements.  However, an appropriate disclosure is included in the body of the registration statement II-3.

Note 2(c). Foreign Currency Transactions

35.

The statements of operations have been amended to show the foreign exchange gain (loss) involved for different periods according to paragraph 30 of SFAS52.  There is no amendment required for the statements of cash flows to follow the requirements of paragraph 25 of SFAS95 as both the functional currency and base currency of the Company are in U.S. dollars even though the office of the Company is stated outside the United States.  Please refer to the audited financial statements for the period ended August 31, 2005 and 2004.

Note 4(b). Related Party Transactions.

36.

The required disclosure has been made.  The notes to the financial statements have been amended accordingly.  See note 5 of the notes to the financial statements for details.  Please refer to the audited financial statements for the period ended August 31, 2005 and 2004.  See Note 5 thereto.

Note 8(d). Subsequent Events.

37.

The Company will use the relative fair value method to allocate the proceeds from this offering to the common stock and the attached warrants.  Please refer to the audited financial statements for the period ended August 31, 2005 and 2004.

Also please note, that the Company’s common stock is thnly traded.  Since August 12, 2005 (the original filling date) through November 21, 2005 only 72,500 shares have traded (an average of approximately 1,036 shares per trading day) at prices ranging from $050 to $1.47 per share. Because of the limited trading market for the Company’s common stock on the “pink sheets” the Company does not necessarily view the “market price” as a true reflection of the Company’s common stock, or that any shares constituting a part of the units can be sold or resold at such “market price.”  Accordingly, the Company has taken into account other factors in pricing the units and has included a new section entitled, “Distribution of Offering Price” in the filing to more fully disclose the basis upon which the offering price was determined.

38.

Please refer to the audited financial statements for the period ended August 31, 2005 and 2004.

Exhibits

39.

The Company will file its exhibits using appropriate exhibit tags in Edgar and ensure that the exhibit index identifies all exhibits.

Exhibit 10.1

40.

Please note that Section 9.0 reads as follows:  “Material Transfer.  Should tangible proprietary materials (e.g. biological materials, seeds, software, prototypes) be transferred between the Parties during the term of this Agreement, a copy of the fully executed material transfer agreement shall be attached as Appendix C.”  As of this date, no such transfers have been made, hence there is no Appendix C.

Signatures

41.

The appropriate disclosures regarding the offices and positions of the signatories have been added. Please refer to page(s) II-5.

We hope that you find the foregoing responsive to the Staff’s comments. The Company appreciates your prompt attention to this filing.

Very truly yours,

Joseph Sierchio

cc.

Octillion Corp.

Attention: Terri DuMoulin